KERRY

RECEIVED

2008 JUL 11 A 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

[redacted]

08003731

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

8th July, 2008

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

PROCESSED
JUL 15 2008
THOMSON REUTERS

Dlw 7/14

Kerry Group plc Voting Rights and Capital

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Kerry Group plc would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 174,712,235 A Ordinary shares with voting rights.

The above figure (174,712,235) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

B Durran
GROUP SECRETARY

30/06/2008

KERRY

PRESS ANNOUNCEMENT
13 March, 2008

Kerry Agrees to acquire Breeo Foods

Kerry, the global ingredients & flavours and consumer foods group, today announced its agreement, subject to regulatory approval, to acquire Breeo Foods, a subsidiary of Irish based Reox Holdings plc.

The proposed acquisition includes an attractive portfolio of leading added-value dairy and meat product brands which are household names in Ireland. Breeo Foods' brands, including Dairygold, Galtee, Shaws, Roscrea, Mitchelstown, Calvita and Sno, are marketed through all retail channels in Ireland including multiple retail, symbol group and food-to-go outlets. Complementing Kerry Foods' chilled foods branded offering on the Irish market and Kerry's distribution network, the proposed acquisition also includes Breeo Foods' chilled foods distribution service.

The total consideration payable on completion of the proposed transaction is €165m. On a proforma basis per the last reported accounts, the business being acquired had revenue of €188.5m, gross assets before liabilities of €58.5m and after adjusting for exceptional items, interest and depreciation, the EBITDA of the business being acquired was €15.1m. The impact of the acquisition on the Group is subject to the timing of the completion of the transaction and is not expected to have a material impact on Group earnings per share in the current year.

For further information please contact:

Frank Hayes, Director of Corporate Affairs, Kerry Group plc.
Tel no +353 66 7182304
Fax no +353 66 7182972
Kerry Web Site: www.kerrygroup.com

PRESS ANNOUNCEMENT
13 May 2008

Interim Management Statement: Kerry Annual General Meeting

Kerry, the global ingredients & flavours and consumer foods group, issued its first Interim Management Statement in accordance with the reporting requirements of the Transparency Regulations 2007 at its Annual General Meeting today.

FINANCIAL PERFORMANCE AND OUTLOOK

Addressing shareholders Stan McCarthy, Chief Executive reported a healthy like-for-like growth in revenues of 7.5% year to date. In this context he outlined that the Group's global ingredients & flavours and its consumer foods divisions are performing well. The decline in exchange rates of the US$ and sterling versus the euro means that the reported revenue growth in the period was diluted to 2%.

Based on this performance, Mr McCarthy reconfirmed the guidance given at the Group's 2007 Results presentation that it expects to grow earnings for the full year to a range of 151 cent to 155 cent per share.

FINANCIAL POSITION

Stan Mc Carthy said that the Group's consolidated balance sheet remains strong and that net debt is in line with expectations which will facilitate the continued organic and acquisitive growth of Kerry businesses.

MATERIAL TRANSACTIONS

As announced on 13 March 2008, the Group has agreed to acquire Breeo Foods, a subsidiary of Irish based Reox Holdings plc, subject to regulatory approval. The impact of this acquisition on the Group is subject to the timing of completion of the transaction and is not expected to have material impact on the Group's earnings per share in the current year.

DIRECTORATE CHANGES

As previously announced, Denis Cregan steps down as Deputy Chief Executive and as an Executive Director of the company following today's Annual General Meeting. He will remain with the company on a contractual basis into 2009 to assist Stan McCarthy in the alignment of Kerry's global food ingredients, bio-science and flavour businesses.

Gerry Behan, President & CEO - Kerry Ingredients & Flavours, Americas Region, joins the Board as Executive Director. Since joining Kerry's graduate recruitment programme in 1986, he has held a number of senior financial and management roles primarily in the Americas Region, prior to his appointment as President & CEO of the business in January 2008.

- ends -

For further information please contact:

Frank Hayes, Director of Corporate Affairs, Kerry Group plc.
Tel no +353 66 7182304
Fax no +353 66 7182972
Kerry Web Site: www.kerrygroup.com

END